

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

J. Gerald Combs
Chief Executive Officer
Canna-Global Acquisition Corp
4640 Admiralty Way, Suite 500
Marina Del Rey, California 90292

> **Re: Canna-Global Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2022**
> **File No. 001-41102**

Dear J. Gerald Combs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Debbie Klis